

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Bret Yunker
Chief Financial Officer
Caesars Entertainment, Inc.
100 West Liberty Street, 12th Floor
Reno, NV 89501

      Re: Caesars Entertainment, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed March 1, 2021
          File No. 001-36629

Dear Mr. Yunker:

      We have reviewed your May 17, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations,
Key Performance Metrics, page 36

1.   We note your response to prior comment 1. You state that you believe the quantification and disclosure of key performance indicators would not have provided information helpful in understanding your operating trends and results, due to the material adverse impact of COVID-19 on and inclusion of Caesars Entertainment Corporation's operations from date of merger in your 2020 results. However, we note that the quantification of such material effects due to known trends and uncertainties can also provide readers a better understanding of those effects and their importance. In addition, we note that performance metrics can allow management to share with investors how management is analyzing the current and potential impact of COVID-19 on the company's operating

results. In this regard, explain further why you believe it is not necessary to provide quantified key performance metrics for 2020 and 2019 along with relevant discussion explaining the year-over-year variances in these metrics. We refer you to Section III.B.1 and B.3 of SEC Release No. 33-8350 and CF Disclosure Guidance: Topics No. 9 and 9A.

    You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick, Assistant Chief Accountant at (202) 551-3295 if you have questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Real Estate & Construction